EXHIBIT 3.1

AMENDMENT TO BY-LAWS

SECTION 3.01.  General Powers and Numbers.  The business and affairs of the Corporation shall be managed by its Board of Directors.  The number of directors which shall constitute the whole Board shall be not less than five nor more than ten, as may be designated from time to time by resolution of the Board of Directors.